Filed Pursuant to Rule 424(b)(3)
Registration File No. 333-290337

Powerlaw Corp.

43,242,931 Shares of Common Stock

Supplement dated July 21, 2026 to the Prospectus dated May 20, 2026

This supplement supplements certain information contained in the prospectus of Powerlaw Corp. (the “Fund”) dated May 20, 2026, as amended or supplemented (the “Prospectus”). Capitalized terms used in this supplement and not otherwise defined have the meaning specified in the Prospectus. You should carefully consider the “Risk Factors” section beginning on page 16 of the Prospectus.

Share Repurchase Program

The Board of Directors (the “Board”) of the Fund has authorized the repurchase, on the open market, of up to 4,324,293 shares of the Fund’s common stock, par value $0.001 (the “Shares”), which represents 10% of the Fund’s outstanding Shares as of July 20, 2026, when the Shares are trading on the Nasdaq Global Market at a discount of 5% or more to the Fund’s most recent publicly reported net asset value (“NAV”) per Share (the “Repurchase Program”). Unless amended or extended by the Board, the Fund expects the Repurchase Program to be in place until the earlier of July 20, 2027, or until 4,324,293 Shares have been repurchased. Upon completion of required shareholder notifications, the Fund may repurchase its outstanding Shares in open market transactions at the discretion of the Fund’s management. The Fund is not required to effect share repurchases. The Fund may also, from time to time, enter into Rule 10b5-1 plans to facilitate repurchases under the Repurchase Program.

There can be no assurance that repurchases of the Shares, if any, will cause the Shares to trade at a narrower discount to NAV or at a price equal to or in excess of NAV or prevent or reduce any decline in the market price of the Shares. Any acquisition of Shares by the Fund would decrease the managed assets of the Fund and therefore tend to have the effect of increasing the Fund’s gross expense ratio and decreasing the asset coverage with respect to any leverage outstanding. Further, the Fund will incur transaction costs in connection with any share repurchases, which will be borne by the Fund. Any repurchases of the Shares will be subject to certain conditions under Rule 10b-18 of the Securities Exchange Act of 1934, as amended, and other applicable laws, which may prohibit such repurchases under certain circumstances.